BlackRock Diamond Property Fund, Inc.
Consolidated Financial Statements for the years ended
December 31, 2007 and 2006, and for the period March 21, 2005 (inception)
to December 31, 2005

BlackRock Diamond Property Fund, Inc.
Table of Contents

Page

Report of Independent Auditors	1

Consolidated Financial Statements for the years ended December 31, 2007 and 2006, and for the period March 21, 2005 (inception) to December 31, 2005

Consolidated Statements of Net Assets	2

Consolidated Statements of Operations	3

Consolidated Statements of Changes in Net Assets	4

Consolidated Statements of Cash Flows	5

Schedule of Real Estate Investments	6-7

Notes to Consolidated Financial Statements	8-17

 Report of Independent Auditors

To the Board of Directors and Shareholders of
BlackRock Diamond Property Fund, Inc.:

In our opinion, the accompanying consolidated statements of net assets, and the related statements of operations and changes in net assets, of cash flows and the schedule of real estate investments present fairly, in all material respects, the financial position of BlackRock Diamond Property Fund, Inc. and subsidiaries (the "Fund") at December 31, 2007 and 2006, and the results of their operations and changes in net assets and their cash flows for the years ended December 31, 2007 and 2006 and for the period from March 21, 2005 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 28, 2008

BlackRock Diamond Property Fund, Inc.
Consolidated Statements of Net Assets

	December 31,
	2007	2006
Assets:
Investments in Real Estate at Estimated Fair Value
(Cost - $707,997,807 and $313,697,048)	$772,994,426	$336,759,990
Loans Receivable at Estimated Fair Value
(Cost: $105,944,071 and $0)	105,896,691	-
Real Estate Investment Partnerships at Estimated
Fair Value (Cost - $456,510,429 and $303,822,706)	595,343,826	343,374,042
Total Real Estate Investments	1,474,234,943	680,134,032

Cash & Cash Equivalents	5,744,134	37,156,542
Restricted Cash	7,534,599	3,633,888
Prepaid and Other Assets	13,895,057	21,023,329
Deferred Costs, net	10,690,513	2,937,649
Total Assets	1,512,099,246	744,885,440

Liabilities:
Credit Facilities	142,500,000	70,206,317
Mortgage Loans Payable	409,345,936	162,904,737
Accounts Payable and Accrued Expenses	10,042,473	7,148,639
Investment Management and Incentive Fees - related party	11,373,889	5,960,643
Dividends Payable	515,863	1,207,894
Total Liabilities	573,778,161	247,428,230

Net Assets	$938,321,085	$497,457,210

Shares Issued and Outstanding:
Preferred Redeemable Stock	184.0000	135.0000
Common Stock	5,818.4114	3,643.7970

Share Value:
Preferred Redeemable Stock	$1,000.00	$1,000.00
Common Stock	$161,235.95	$136,484.61

See notes to consolidated financial statements

BlackRock Diamond Property Fund, Inc.
Consolidated Statements of Operations

			Period from March 21,
	Years ended December 31,		2005 (Inception) to
	2007	2006	December 31, 2005
Investment Income:
Rental Revenues from Investments in Real Estate	$26,695,349	$14,491,497	$5,561,339
Income from Real Estate Investment Partnerships	1,797,676	4,483,989	1,107,658
Income from Loans Receivable	1,518,264	-	-
Interest Income	2,172,744	686,339	13,179
Total Investment Income	32,184,033	19,661,825	6,682,176

Investment Expenses:
Property Operating	10,711,362	5,275,777	2,013,700
Interest	21,361,838	9,300,846	2,659,865
Other	4,204,969	1,602,091	388,872
Total Investment Expenses	36,278,169	16,178,714	5,062,437

Investment (Loss) / Income Before Investment Management and Incentive Fees	(4,094,136)	3,483,111	1,619,739
Investment Management and Incentive Fees - related party	10,522,817	6,169,721	4,126,373
Net Investment Loss	(14,616,953)	(2,686,610)	(2,506,634)

Net Realized and Unrealized Gain on Real Estate Investments	142,788,362	51,099,957	17,124,273

Net Increase in Net Assets Resulting from Operations	$128,171,409	$48,413,347	$14,617,639

See notes to consolidated financial statements

BlackRock Diamond Property Fund, Inc.
Consolidated Statements of Changes in Net Assets

			Period from March 21,
	Years ended December 31,		2005 (Inception) to
	2007	2006	December 31, 2005

Net Increase in Net Assets resulting from Operations	$128,171,409	$48,413,347	$14,617,639
Capital Transactions
Issuance of Stock	446,031,068	262,638,081	176,374,182
Redemption of Stock	(128,973,485)	(26,875)	-
Dividends	(4,365,117)	(4,559,164)	-
Net Increase in Net Assets resulting from Capital Transactions	312,692,466	258,052,042	176,374,182

Total Increase in Net Assets	440,863,875	306,465,389	190,991,821
Net Assets
Beginning of Year	497,457,210	190,991,821	-
End of Year	$938,321,085	$497,457,210	$190,991,821

See notes to consolidated financial statements

BlackRock Diamond Property Fund, Inc.
Consolidated Statements of Cash Flows

			Period from March 21,
	Years ended December 31,		2005 (Inception) to
	2007	2006	December 31, 2005
Cash Flow from Operating Activities:
Net Increase in Net Assets Resulting from Operations	$128,171,409	$48,413,347	$14,617,639
Adjustments to Reconcile Net Increase in Net Asset Resulting from Operations to Net Cash Used in Operating Activities:
Net Unrealized Gain on Real Estate Investments	(141,071,453)	(51,099,957)	(17,124,273)
Amortization of Deferred Costs	1,975,089	655,528	133,205
Changes in Operating Assets and Liabilities:
Increase in Restricted Cash	(3,900,711)	(3,133,814)	(500,074)
Decrease / (Increase) in Prepaid Expenses and Other Assets	8,433,527	(1,718,839)	(1,540,490)
Increase in Accounts Payable and Accrued Expenses	2,893,834	2,968,252	4,180,387
Increase in Investment Management and Incentive Fees	5,413,246	2,054,221	3,906,422
Acquisitions of Investments in Real Estate	(357,197,019)	(144,667,770)	(105,408,168)
Real Estate Improvements	(37,103,738)	(62,211,355)	(1,507,191)
Loans Receivable	(105,944,071)	-	-
Contributions to Real Estate Investment Partnerships	(152,784,630)	(166,914,215)	(149,392,411)
Distributions from Real Estate Investment Partnerships	-	18,241,309	-
Deposits on Purchase Contracts	(1,305,255)	(17,234,000)	(580,000)

Net Cash Used in Operating Activities	(652,419,772)	(374,647,293)	(253,214,954)

Cash Flow from Financing Activities:
Payment of Deferred Costs	(9,727,954)	(2,452,636)	(1,273,746)
Proceeds from Credit Facilities and Mortgage Loans Payable	413,962,508	187,809,625	90,585,135
Principal Repayments on Credit Facilities and Mortgage Loans Payable	(95,227,625)	(45,262,825)	(20,881)
Issuance of Stock	446,031,068	262,638,081	176,374,182
Dividends Paid	(5,057,148)	(3,351,271)	-
Redemptions Paid	(128,973,485)	(26,875)	-

Net Cash Provided by Financing Activities	621,007,364	399,354,099	265,664,690

Net (Decrease) / Increase in Cash and Cash Equivalents	(31,412,408)	24,706,806	12,449,736

Cash and Cash Equivalents, Beginning of Year	37,156,542	12,449,736	-

Cash and Cash Equivalents, End of Year	$5,744,134	$37,156,542	$12,449,736

Supplemental Disclosure of Cash Flow Information:
Interest paid during the year	$18,447,829	$8,662,327	$2,526,660
Accrued Capital Expenditures	$909,924	$260,834	$31,850

See notes to consolidated financial statements

BlackRock Diamond Property Fund, Inc.
Schedule of Real Estate Investments

			December 31, 2007		December 31, 2006
Name	Location		Cost	Fair Value	Cost	Fair Value
Investments in Real Estate:
Retail:
Broomfield Marketplace	Broomfield, CO		$15,464,644	$20,700,000	$15,384,049	$19,000,000
Troy Corners-WO	Troy, MI		51,663,463	54,000,000	44,662,554	44,759,990
Total Retail			67,128,107	74,700,000	60,046,603	63,759,990
Office:
Shady Grove	Rockville, MD		84,497,467	97,500,000	83,048,902	92,300,000
Landmark	Renton, WA		43,971,120	59,300,000	35,385,280	40,900,000
Canyon Park Heights	Bothell, WA		37,368,350	42,100,000	37,336,821	38,100,000
Potomac Tower	Woodbridge, VA		69,458,118	69,458,118	-	-
520 Broadway	Santa Monica, CA		75,682,687	78,200,000	-	-
530 Park Ave	New York, NY		214,025,831	217,100,000	-	-
121 High Street	Boston, MA		14,236,308	14,236,308	-	-
Total Office			539,239,881	577,894,426	155,771,003	171,300,000
Industrial/Warehouse:
Bensalem	Bensalem, PA		9,165,450	10,800,000	8,656,068	9,400,000
Baypointe	Newark, CA		30,626,963	34,000,000	30,626,963	30,700,000
Total Industrial/Warehouse			39,792,413	44,800,000	39,283,031	40,100,000
Residential:
Canterbury	New York, NY		14,034,090	19,500,000	12,974,998	15,300,000
10 West 74th. Street	New York, NY		47,803,316	56,100,000	45,621,413	46,300,000
Total Residential			61,837,406	75,600,000	58,596,411	61,600,000
Total Investments in Real Estate			$707,997,807	$772,994,426	$313,697,048	$336,759,990
Investments in Loans Receivable:
429 Delancy			$29,211,902	$29,211,902	$-	$-
Cal West Mezz			29,161,289	29,161,289	-	-
Cabi Mezz			47,570,880	47,523,500	-	-
Total Investments in Loans Receivable			$105,944,071	$105,896,691	$-	$-
		Stated
Investment Partnerships:		Ownership
		%
Retail:
International Drive	Orlando, FL	83.33%	$-	$76,631	$-	$79,547
Bay Street Emeryville	Emeryville, CA	66.67%	47,128,210	53,168,491	46,128,210	46,899,581
Total Retail			47,128,210	53,245,122	46,128,210	46,979,128
Office:
400 South Hope	Los Angeles, CA	66.67%	52,278,149	97,553,336	52,278,149	76,707,089
Central Park at Lisle	Lisle, IL	60.00%	31,051,281	35,671,822	26,823,200	25,939,586
Metropolitan Tower	New York, NY	98.25%	59,415,535	77,582,590	57,450,469	55,261,371
Block 37	Chicago, IL	95.00%	37,642,680	49,161,832	39,482,748	39,540,845
38 Chauncy Street	Boston, MA	85.00%	4,325,668	6,209,883	-	-
635 Madison	New York, NY	91.73%	28,658,482	38,609,370	-	-
Bayview	San Mateo, CA	95.00%	14,124,013	14,435,526	-	-
Total Office			227,495,808	319,224,359	176,034,566	197,448,891
Industrial/Warehouse:
Bethlehem/Southland	Bethlehem, PA	80.00%	1,876,911	2,218,415	1,819,348	2,044,045
Devon & Ellis	Bensenville, IL	85.00%	6,706,676	6,714,398	-	-
South Dulles	Chantilly, VA	85.00%	6,428,585	6,428,585	-	-
Total Industrial/Warehouse			15,012,172	15,361,398	1,819,348	2,044,045

See notes to consolidated financial statements

BlackRock Diamond Property Fund, Inc.
Schedule of Real Estate Investments

			December 31, 2007		December 31, 2006
Name	Location		Cost	Fair Value	Cost	Fair Value
Residential:
Broadstone Shangri La	Seattle, WA	97.50%	6,056,048	9,247,777	5,436,726	8,293,912
Hidden Harbour	Tamarac, FL	92.50%	16,123,272	28,010,664	14,788,918	27,233,011
Diamond Pointe	Las Vegas, NV	96.70%	-	97,664	-	100,275
Archstone at the Ranch	Westminster, CO	96.00%	7,353,192	9,056,120	6,846,569	7,505,493
Verandah at Meyerland	Houston, TX,	92.50%	17,985,702	19,823,240	17,765,909	17,470,476
Three Palms	Tampa, FL	92.50%	15,723,739	18,490,767	14,318,743	14,480,063
The Maplewood	Los Angeles, CA	90.00%	5,054,482	6,807,307	4,091,196	5,215,251
345 Cloverdale	Los Angeles, CA	90.00%	3,579,181	4,058,779	2,846,882	2,861,855
North Tract Lofts	Arlington, VA	90.00%	20,529,488	19,603,326	10,586,118	10,583,788
Broadstone 14th & LoveJoy	Portland, OR	95.00%	1,118,737	1,118,737	608,000	608,000
5015 Clinton Ave.	Los Angeles, CA	90.00%	4,118,596	4,651,685	-	-
Bronx Portfolio	Bronx, NY	90.00%	35,280,592	54,312,872	-	-
Hollywood Tower	Los Angeles, CA	95.00%	15,756,432	14,071,496	-	-
Detroit & Hauser	Los Angeles, CA	90.00%	5,537,571	4,710,768	-	-
Total Residential			154,217,032	194,061,202	77,289,061	94,352,124
Land:
Melrose	Franklin Park, IL	90.00%	2,565,679	3,360,217	2,551,521	2,549,854
ICIS Glendale	Glendale, CA	95.00%	10,091,528	10,091,528	-	-
Total Land			12,657,207	13,451,745	2,551,521	2,549,854
Total Investment in Partnerships			$456,510,429	$595,343,826	$303,822,706	$343,374,042
Total Real Estate Investments			$1,270,452,307	$1,474,234,943	$617,519,754	$680,134,032

See notes to consolidated financial statements

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

1.	Organization and Summary of Significant Accounting Policies

Organization—BlackRock Diamond Property Fund, Inc. (the “Fund”) was incorporated on March 21, 2005, under the laws of the State of Maryland and under its original company name of BlackRock Income and Growth Property Fund, Inc. Pursuant to a certificate of name change filed with the State of Maryland Department of Assessment and Taxation on December 12, 2005, the fund changed its name to BlackRock Diamond Property Fund, Inc. At such time all existing common shares were redeemed in exchange for three classes of common stock, A, B, and C.

The Fund is structured as and intends to meet the qualification requirements of a real estate investment trust (“REIT”) for U.S. Federal income tax purposes. The Fund’s principal business activities are to invest in real estate for current income or capital appreciation or both.

In 2006, the Fund invested in a real estate partnership which required a Taxable REIT Subsidiary (TRS) election. This election was not filed within the required seventy five day period. The REIT filed for 9100 relief with the IRS; which would allow for a retroactive election. The fund successfully received IRS approval on August 9, 2007.

The Fund maintains an operating partnership, BlackRock Diamond Property Fund, LP (the “Operating Partnership”), to serve as the vehicle for the consolidation of ownership and control of the Fund’s assets and operations. BlackRock Diamond Property Fund, LLC. (the “Company”), a wholly-owned subsidiary of, and controlled by, the Fund, is the sole general partner of the Operating Partnership and, at December 31, 2007, owns .1% of its partnership units together with the Fund which owns a 99.9% limited partnership interest.

The Fund consists of three classes of common stock, Class A, Class B, and Class C. Shareholders receive a combination of Class A and B stock based on the aggregate amount invested. Shareholders purchasing up to $10 million of common stock receive 100% Class A. Shareholders purchasing between $10 million and $25 million of common stock receive Class A for the first $10 million; then 92.31% of Class A and 7.69% of Class B for the remainder. Shareholders purchasing between $25 and $50 million of common stock receive Class A for the first $10 million; 92.31% of Class A and 7.69% of Class B for the amounts between $10 and $25 million; and 84.62% of Class A and 15.38% of Class B for amounts above $25 million. Shareholders purchasing $50 million or greater of common stock receive Class A for the first $10 million; 92.31% of Class A and 7.69% of Class B for the amounts between $10 and $25 million; 84.62% of Class A and 15.38% of Class B for amounts between $25 and $50 million; and 76.92% of Class A and 23.08% of Class B for amounts above $50 million. The Class C stock is reserved for purchase by certain individuals or entities associated with, or sponsored by, the Fund, BlackRock, Inc., BlackRock Realty or any of their respective affiliates.

Prior to the payment of regular common dividends, but subsequent to the preferred dividends, a special Class B dividend is payable in an amount equal to 0.1625% of the relative share of the Fund’s net asset value allocable to Class B common stock, plus an amount equal to the reversal of accruals of incentive management fees deemed allocable to Class B. Subsequent to the Class B dividend, a special Class C dividend is payable in an amount equal to 0.1625% of the relative share of the Fund’s net asset value allocable to Class C common stock, plus the pro-rata share of acquisition fees and positive incentive management fee accruals deemed allocable to Class C less any current and previous reversals. In accordance with the Fund’s dividend reinvestment plan, any amounts reinvested by Class A or Class B shareholders provide common stock in the ratio of 76.92% of Class A and 23.08% of Class B; while shareholders of Class C stock receive 100% of Class C.

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

1.	Organization and Summary of Significant Accounting Policies, continued

Investors enter into subscription agreements for specified capital commitments. The Fund will make demands for capital contributions from shareholders proportionately based on their respective unfunded capital commitment. Any portion of a shareholder’s unfunded capital commitment, which remains uncalled after the third anniversary of the date such shareholder’s commitment is accepted by the Fund, shall be released by the Fund and no longer payable by the shareholder. At December 31, 2007 remaining uncalled commitments totaled $232,735,858. In September 2007 the fund began accepting capital commitments in tranches. Capital commitments in each tranche will be fully invested before capital commitments in subsequent tranches can be called. The tranches are drawn in sequence and within each tranche capital will be drawn pro rata based on the percentage of uncalled committed capital each investor represents within that tranche.

Dividends— Upon the approval of the Board separate cumulative special class dividends will be paid in accordance with the Fund’s article of Incorporation. Dividends are accrued at the time of board approval. For the year ended December 31, 2007 the board approved special and preferred dividends in the amount $4,344,523 and $20,594, respectfully, of which $515,863 remain unpaid and is reflected in Dividends Payable in the Consolidated Statements of Net Assets.

Redemptions— Shareholders may request that the Fund redeem all or any portion of their shares on a quarterly basis by giving written notice at least sixty days prior to the end of the quarter for which the request is to be effective. The Fund may redeem, or decline to redeem, all or any portion of the shares held by any investor in the event the Fund deems it necessary. Shares will be redeemed at the per share net asset value of the Fund as of the effective date of each redemption, which is the last business day of the quarter in which the redemption occurred. The Fund will endeavor to honor redemption requests within twenty days after the end of the applicable quarter. For the year ended December 31, 2007, the fund paid $128,973,485 in redemptions, of which $128,606,699 represents the full liquidation of Anthracite Capital, Inc., a related party of BlackRock Realty Advisors, Inc. For the year ended December 31, 2006 and for the period March 21, 2005 (inception) to December 31, 2005 the fund paid $26,875 and $0 in redemptions.

Upon liquidation of the Fund, the net assets attributable to all classes of the common stock shall be distributed pro rata amongst the common shareholders in proportion to the number of shares of common stock, regardless of class, held by each.

Basis of Presentation— The accompanying consolidated financial statements have been presented in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Fund, the Company, the Operating Partnership and the wholly owned subsidiaries of the Operating Partnership; including those elected to be a TRS. All intercompany balances and transactions have been eliminated in consolidation.

Management’s Use of Estimates in Financial Statements— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Real Estate Investments—Real estate investments consist of property acquired through direct ownership, real estate investment partnerships, and loans receivable. Wholly owned properties are consolidated. Investments in real estate partnerships are reported on a net basis and initially recorded at the original investment amount, including acquisition fees (see Note 2), and subsequently adjusted for changes in estimated fair value, additional capital contributions, and return of capital distributions received.

The estimated fair value of the Fund's investments in partnerships represents its equity in the net assets of the underlying entities with the value of their real estate holdings and mortgage notes payable at estimated fair value.

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

1.	Organization and Summary of Significant Accounting Policies, continued

Real estate investments are stated at estimated fair values based upon valuations performed internally and upon appraisal reports prepared annually by independent real estate appraisers (Members of the Appraisal Institute).

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. Fair value has been defined as the most probable price for which the appraised real estate will sell in a competitive market under all conditions requisite to a fair sale, with the buyer and seller each acting prudently, knowledgeably, and for self-interest.

In the opinion of the Fund’s management, the stated aggregate value of investments in real estate fairly represents their estimated fair value as of December 31, 2007 and 2006. However, the estimated fair values of real estate investments may differ significantly from that which could be realized if the real estate were actually offered for sale in the marketplace. As the real estate investments are presented at estimated fair value, historical cost depreciation is not recorded in the accompanying consolidated financial statements.

Loans Receivable- Included in Loans Receivable are two mezzanine loans and a loan receivable. The Fund performs analysis for loans receivable on a regular basis to estimate fair value. Discounts on the face amount of the loans, origination fees, and other costs are capitalized and amortized over the life of the loan to interest income. On November 20, 2007 the Fund acquired an investment in the asset known as the CalWest mezzanine debt at a discounted price of $29,094,192 with a principal balance of $30,000,000. On December 19, 2007 the Fund acquired an investment in the asset known as Cabi mezzanine debt at a discounted price of $47,517,083 with a principal balance of $50,000,000. On September 19, 2007, Diamond provided a loan of $28,475,004 to 429 Delancy for the acquisition of land.

Cash and Cash Equivalents— For financial statement purposes, cash and cash equivalents include cash and highly liquid short-term investments with original maturities of 90 days or less.

Restricted Cash— The Fund’s restricted cash is comprised of tenant security deposits and property impound accounts.

Fair Value of Financial Instruments—At December 31, 2007 and 2006, the Fund has determined the carrying value of the cash and cash equivalents, restricted cash, credit facilities, accounts payable and accrued expenses approximate the fair value of these instruments.

Deferred Costs— Deferred costs represent finance costs incurred in connection with the credit facility and mortgage loans payable of the Operating Partnership and its wholly owned subsidiaries. For the years ended December 31, 2007 and 2006, such costs amounted to $13,323,912 and $3,596,084 net of accumulated amortization of $2,633,399 and $658,435, respectively.

Reserves for Tenant Receivables—Tenant receivables are reserved for at the time they are deemed uncollectible. The corresponding allowance for uncollectible receivables is included in revenue. At December 31, 2007 and 2006, tenant receivables were $1,329,714 and $886,394, of which $357,257 and $26,613, respectively, was reserved as bad debt allowance.

Revenue Recognition—The Fund recognizes rental revenue when earned pursuant to the terms of tenant leases. Included in rental revenues are $3,361,036, $1,712,129 and $352,302 of expense recoveries for the years ended December 31, 2007 and 2006, and for the period March 21, 2005 (inception) to December 31, 2005, respectively.

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

1.	Organization and Summary of Significant Accounting Policies, continued

Income from Real Estate Partnerships—The Fund’s share of income generated from underlying real estate partnerships is treated as dividend income from real estate partnerships to the extent of operating distributions received. Distributions received in excess of operating earnings are recorded as return of capital.

Unrealized Appreciation of Real Estate Investments— The unrealized appreciation of real estate investments is the amount by which the estimated fair value of the underlying investment exceeds the carrying value or the previous period estimated fair value plus the current period cost of capitalized improvements.

Federal Income Taxes—The Fund has elected to be taxed as a REIT under the Internal Revenue Code (IRC) of 1986, as amended, and intends to operate in a manner enabling it to maintain its tax status as a REIT.  As a result, the company intends to distribute taxable income to its shareholders, and therefore no provision has been made for federal or state income taxes in the accompanying consolidated financial statements.

In June 2006, the Financial Accounting Standards Board ("the FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 (i) clarifies the accounting for uncertainty in income taxes recognized in companies’ financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes , (ii) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and (iii) provides guidance on derecognition of recognized tax benefits, classification, interest and penalties, accounting in interim periods, disclosure and transition. In January 2008, the effective date of FIN 48 was deferred for non-public companies, and it is now expected to be effective for the Fund in its annual reporting period ending December 31, 2008. Therefore, the Fund will evaluate the impact, if any, of adopting FIN 48.

Interest Rate Caps—The Fund uses interest rate caps in order to reduce the effect of interest rate fluctuation of certain real estate investment interest expense on variable rate debt. The fair value of interest rate caps are the estimated amounts that the Fund would receive or pay to terminate these agreements at the reporting date taking into account current interest rates and credit worthiness of the respective counter-parties. At December 31, 2007, the fair values of the interest rate caps totaled $75,750 and are reflected in the Prepaid and Other Assets on the Statements of Net Assets. Changes in Fair Value of the interest rate caps are reflected in Net Realized and Unrealized Gain on Real Estate Investments.

New Accounting Pronouncements
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure eligible financial instruments at fair value. The unrealized gains and losses on items for which the fair value option is elected should be reported in earnings. The decision to elect the fair value option is determined on an instrument-by-instrument basis, it should be applied to an entire instrument, and it is irrevocable. Assets and liabilities measured at fair value pursuant to the fair value option should be reported separately in the balance sheet from those instruments measured using another measurement attribute. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Fund is currently analyzing the potential impact of adopting SFAS 159.

On September 13, 2006, the FASB cleared an AICPA Statement of Position, “Clarification of the Scope of the Audit and Accounting Guide Audits of Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”. The effective date for required adoption was recently deferred indefinitely by the FASB. The Fund had adopted an earlier interpretation of the Guide and reported as such since inception.

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

1.	Organization and Summary of Significant Accounting Policies, continued

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure requirements regarding fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for such fiscal year, including financial statements for an interim period within such fiscal year. The Fund is evaluating the impact of adopting SFAS No. 157 on its financial statements.

2.	Real Estate Investment Partnership

Condensed financial information for the Fund’s investments in real estate partnerships is presented below:

			Period from March 21,
	Years ended December 31,		2005 (Inception) to
	2007	2006	December 31, 2005
Partnership Assets and Liabilities
Real estate at estimated fair value	$1,795,064,518	$1,069,455,553
Other Assets	48,521,483	43,881,778
Total assets	1,843,586,001	1,113,337,331
Mortgage loans payable-at estimated fair value	1,037,821,063	610,872,502
Other liabilities	30,764,851	19,567,256
Total liabilities	1,068,585,914	630,439,758
Net assets	$775,000,087	$482,897,573
The Fund's Share of Net Assets	$595,343,826	$343,374,042

Partnership Operations
Rental revenue	89,528,529	46,053,440	17,152,491
Other revenue	16,455,439	25,183,516	6,469,388
Total revenue	105,983,968	71,236,956	23,621,879
Real estate expenses and taxes	61,295,367	36,842,421	11,476,413
Interest expense	52,809,896	29,958,283	9,316,001
Total expenses	114,105,263	66,800,704	20,792,414
Net Investment (Loss) / Income	(8,121,295)	4,436,252	2,829,465
Realized and Unrealized Appreciation	166,683,823	65,313,719	25,999,790
Increase in Net Assets Resulting from Operations	$158,562,528	$69,749,971	$28,829,255
The Fund's Income from Real Estate Partnerships	$1,797,676	$4,483,989	$1,107,658
The Fund's share of Realized and Unrealized Appreciation	$99,282,063	$31,976,581	$13,939,633

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

3.	Credit Facilities and Mortgage Loans Payable

Debt includes the credit facilities and mortgage loans payable on wholly owned properties as of December 31, 2007 and 2006. The principal terms of the mortgage loan payables are reflected below:

				Maturity
Portfolio Level Debt	Principal Balance		Interest Rate	Date
	December 31,	December 31,
Credit Facilities:	2007	2006
Bank of America	$45,500,000	$70,206,317	LIBOR (30-day)+75bps	2010
Capmark	97,000,000	-	LIBOR (30-day)+165bps	2009
Total Credit Facilities	142,500,000	70,206,317
Mortgage Loans Payable:
Potomac Center	43,960,897	-	LIBOR (30-day)+140bps	2008
Troy Corners	22,473,473	21,422,585	LIBOR (30-day)+220bps	2008
Landmark	24,981,763	18,991,694	LIBOR (30-day)+165bps	2009
Bensalem	5,786,640	5,786,640	5.42%	2009
Canyon Park	15,535,000	15,535,000	5.00%	2009
Broomfield Market Place	9,000,000	9,000,000	LIBOR (30-day)+120bps	2010
Canterbury	5,200,000	5,200,000	5.25%	2010
Canterbury	1,445,963	1,418,818	5.75%	2010
Shady Grove	38,550,000	38,550,000	LIBOR (30-day)+150bps	2010
10 West 74th Street	27,000,000	27,000,000	LIBOR (30-day)+140bps	2010
Baypointe	20,000,000	20,000,000	LIBOR (30-day)+120bps	2010
520 Broadway	51,000,000	-	5.57%	2012
530 Park Ave	135,530,000	-	LIBOR (30-day)+108bps	2012
530 Park Ave	1,621,279	-	LIBOR (30-day)+130bps	2012
121 High Street	7,260,921	-	LIBOR (30-day)+140bps	2012
Total Mortgage Loans Payable	409,345,936	162,904,737
Total Credit Facilities and Mortgage Loans Payable	$551,845,936	$233,111,054

The fair value of the mortgage loans payable have been determined by discounting the future payments required under the terms of the note at rates available to the Fund for debt with similar maturities, terms, and underlying collateral. Based upon the borrowing rates determined by the Fund, the fair values for these mortgages are estimated at $563,002,388 as of December 31, 2007.

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

3.	Credit Facilities and Mortgage Loans Payable, continued

As of December 31, 2007, principal amounts of mortgage loans payable on wholly owned properties are payable as follows:

Year Ending December 31,
2008	$66,434,370
2009	46,303,403
2010	101,195,963
2011	-
2012	195,412,200
Total	$409,345,936

On May 5, 2005, the Fund entered into a Subscription Collateralized Credit Facility Agreement (the “Credit Agreement”). The Credit Agreement is collateralized by the signed subscription and stock pledge agreement of stockholders. The Fund can draw up to 90% of the unfunded investor commitment. At December 31, 2006, the outstanding balance under the Credit Agreement was $70,206,316. On January 2, 2007, the credit facility expired and was repaid.

On April 2, 2007, the Fund entered into a new Subscription Collateralized Revolving Credit Agreement. The Credit Agreement is collateralized by the signed subscription and stock pledge agreement of stockholders. The Fund can draw up to 90% of the unfunded investor commitment. The Credit Agreement has a maturity date of April 2, 2010 and bears interest at LIBOR plus .75%. At December 31, 2007, the outstanding balance under the Credit Agreement was $45,500,000, and the available amount under the credit facility was $54,500,000. On January 2, 2008 the fund paid down $39,574,513 of the outstanding balance.

On May 7, 2007, the Fund entered into an Unsecured Credit Agreement (the “Revolving Credit Agreement”). The Revolving Credit Facility has a maturity date of May 1, 2009 and bears interest at 30 day LIBOR plus 1.65%. At December 31, 2007, the outstanding balance under the Revolving Credit Facility was $97,000,000, and the available amount under the credit facility was $13,000,000. On January 4, 2008 the fund paid down the outstanding balance of $97,000,000.

4.	Leasing Activity

The Operating Partnership leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from January 2008 through August 2019. At December 31, 2007, the aggregate future minimum base rental payments under non-cancelable operating leases for wholly owned properties are as follows (excluding apartment leases):

Year Ending December 31,
2008	$20,447,298
2009	14,749,889
2010	13,449,500
2011	12,079,604
2012	9,330,215
Thereafter	18,943,705
Total	$89,000,211

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

5.	Management and Other Advisory Fees

On March 21, 2005, the Fund entered into an investment management agreement (the “Original Agreement”) with BlackRock Realty Advisors, Inc., a Delaware corporation (the “Investment Manager”), a wholly owned subsidiary of BlackRock Inc. The Original Agreement dated March 21, 2005, between the Investment Manager and the Fund was amended and became effective December 14, 2005 (“Amended Agreement”). The fees are described as follows:

Acquisition Fees— Under the Amended Agreement, at the time a real estate investment is acquired, the Investment Manager is entitled to receive an acquisition fee equal to one half of one percent (0.50%) of the gross acquisition cost deemed allocable to the class A and class B common stockholders. For the years ended December 31, 2007 and 2006, and for the period December 14, 2005 through December 31, 2005, the Fund incurred $4,035,257, $2,053,779, and $741,029 in acquisition fees, respectively.

For the period March 21, 2005 (inception) through December 14, 2005, no acquisition fees were incurred.

Asset Management Fees— Under the Amended Agreement, the Investment Manager will receive a quarterly fee for management services performed equal to 0.1625%, of the Fund’s weighted gross asset value deemed allocable to the class A common stockholders paid in arrears. For the years ended December 31, 2007 and 2006, and for the period December 14, 2005 to December 31, 2005 the Fund incurred $8,749,682, $3,325,039, and $647,032 in asset management fees, respectively.

For the period March 21, 2005 (inception) through December 14, 2005, fees under the Original Agreement were based upon 100% of the weighted gross asset value of the fund and totaled $960,980.

Incentive Management Fees— Under the Amended Agreement, the Fund shall pay to the Investment Manager an incentive management fee once every twelve quarters, with the first such period commencing January 1, 2006. The management fee will be paid in arrears in an amount equal to the sum of 15% of the amount by which the Fund’s total return allocable to the class A and B stockholders exceed a 2.0% inflation-adjusted total return per quarter. The incentive management fee will be determined after deduction of the base management fee and acquisition fees. For the years ended December 31, 2007 and 2006 the Fund accrued fees of $1,773,135 and $2,844,682 respectively, payable to the Investment Manager.

Under the Original Agreement, the Investment Manager earned an incentive management fee quarterly in arrears at the rate of 20% per annum of the amount by which the Fund’s total returns, after deduction of base management fees, including realized and unrealized appreciation and depreciation, exceed a 7% inflation-adjusted return. For the period March 21, 2005 (inception) through December 14, 2005 the fund accrued fees of $2,518,361 which were paid in 2006.

Debt Placement Fees— BlackRock Financial Management Inc (“BFM”), an affiliate of the Investment Manager, provides debt placement services to the Fund. Under both the Original and Amended Agreements BFM receives fees equal to the lesser of market fees or 0.5% of the debt placed by BFM. For the years ended December 31, 2007 and 2006, and for the period March 21, 2005 (inception) to December 31, 2005 the Fund incurred approximately $2,773,483, $1,293,839, and $466,000 for debt placement services, respectively. Such costs are deferred and amortized over the term of the related debt.

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

6.	Common and Preferred Stock

The following represents changes in the Fund’s outstanding common and preferred stock for the years ended December 31, 2007 and 2006.

				Total
	Class A	Class B	Class C	Common	Preferred
Shares Authorized as of December 31, 2007	2,000,000	2,000,000	2,000,000	6,000,000	2,000
Shares Outstanding, at December 31, 2005	1,020.5881	176.4228	435.6495	1,632.6604	5.0000
Issuance of Shares	1,173.1003	479.8450	358.3929	2,011.3383	130.0000
Redemption of Shares	-	-	(0.2017)	(0.2017)	-
Shares Outstanding, at December 31, 2006	2,193.6885	656.2679	793.8407	3,643.7970	135.0000
Issuance of Shares	2,602.9567	337.0076	60.5343	3,000.4986	49.0000
Redemption of Shares	-	-	(825.8942)	(825.8942)	-
Shares Outstanding, at December 31, 2007	4,796.6452	993.2755	28.4807	5,818.4114	184.0000

7.	Preferred Dividend

Prior to the payment of common dividends, separate cumulative special class dividends shall be paid in accordance with the Fund’s Articles of Incorporation. Holders of preferred stock will receive a 12.5% annual preferential dividend payable in respect of any outstanding preferred shares. For the year ended December 31, 2007, the fund paid out $20,343 in preferred dividend distributions.

8.	Financial Highlights

			Period from March
			21, 2005 (Inception)
	Years ended December 31,		to
Per Common Share Operating Performance:	2007	2006	December 31, 2005

Net Asset Value per share, Beginning of Period	$136,484.61	$116,978.90	$100,000.00
Income From Investment Operations:
Investment (Loss) / Income Before Investment Management and Incentive Fees	(764.49)	1,599.82	1,880.77
Net Realized and Unrealized Gain on Real Estate Investments	28,505.58	22,516.94	19,398.28
Total Investment Income, Before Fees	27,741.10	24,116.75	21,279.05
Investment Management and Incentive Fees	(2,110.10)	(2,632.81)	(4,300.15)
Net Increase in Net Assets Resulting from Operations	25,630.99	21,483.95	16,978.90
Dividends	(879.65)	(1,978.24)	-
Net Asset Value per Share, End of Period	$161,235.95	$136,484.61	$16,978.90
Total Return, before investment management and incentive fees	20.50%	20.83%	20.37%
Total Return, after investment management and incentive fees	18.84%	18.44%	16.17%
Note: Total fund returns are based on quarterly linked returns for the current year. The quarterly returns are determined by dividing the income for the quarter by the weighted net assets for the quarter.
Ratios as a Percentage of Average Net Assets:
Expenses	6.21%	6.68%	5.04%
Net Investment Loss	(1.94%)	(0.80%)	(1.37%)

BlackRock Diamond Property Fund, Inc.
Notes to Consolidated Financial Statements
December 31, 2007 and 2006 and for the period March 21, 2005 (inception) to December 31, 2005

9.	Commitments and Contingencies

In accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" the Fund has disclosed obligations under certain guarantees.

The Fund issues loan guarantees to obtain financing agreements and/or preferred terms related to its investments.  These guarantees include mortgage, construction loans, and letters of credits and may cover payments of principal and/or interest.  These guarantees have fixed termination dates and become liabilities of the Fund in the event the borrower is unable to meet the obligations specified in the guarantee agreement. The Fund may also be liable under certain of these guarantees in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower. The fair value of guarantees is not material.

		Termination	Guaranteed
Borrower	Guarantor	Date	Amount
Diamond River Edge, LLC	Blackrock Diamond Property Fund, LP	05/01/2008	$13,642,000
Diamond Canyon Trails LLC	Blackrock Diamond Property Fund, LP	11/19/2008	12,044,000
Madison Bay Street, LLC	Blackrock Diamond Property Fund, LP	01/18/2009	4,000,000
RWDI Maplewood, LP	Blackrock Diamond Property Fund, LP	12/15/2009	1,530,000
RWDI Cloverdale, LP	Blackrock Diamond Property Fund, LP	12/15/2009	1,970,000
			$33,186,000

On May 5, 2006, Diamond Rivers Edge, LLC, a wholly owned subsidiary of the Fund, entered into a forward commitment to acquire the property known as Broadstone River’s Edge. On May 8, 2006, the Fund issued a letter of credit in the amount of $13,642,000, representing 40% of the property’s construction costs.

On May 10, 2007, Diamond Canyon Trails LLC, entered into a forward commitment to acquire the property known as Canyon Trails. On November 18, 2007, the Fund issued a letter of credit in the amount of $12,044,000, representing 40% of the property’s construction costs.

On January 18, 2008, a letter of credit in the amount of $4,000,000 was issued for the benefit of Madison Bay Street, LLC. The letter of credit is secured by the remaining commitments of the facility and reduces the available commitment.

On December 15, 2006, RWDI Maplewood, LP, a real estate investment partnership of the Fund, entered into a loan agreement with La Salle Bank National Association, a national banking association. Pursuant to the loan agreement, the Fund guaranteed a principal repayment in the amount of $1,530,000. The guaranty will be reduced to $765,000 if the debt service coverage ratio (“DSCR”) is 1.10 or greater for two consecutive quarters and will be released if the DSCR is 1.20 or greater for two consecutive quarters.

On December 15, 2006, RWDI Cloverdale, LP, a real estate investment partnership of the Fund, entered into a loan agreement with La Salle Bank National Association, a national banking association. Pursuant to the loan agreement, the Fund guaranteed a principal repayment in the amount of $1,970,000. The guaranty will be reduced to $735,000 if the DSCR is 1.10 or greater for two consecutive quarters and will be released if the DSCR is 1.20 or greater for two consecutive quarters.

On May 3, 2007, Diamond Vintner’s Grove LLC, entered into a purchase agreement to acquire the property known as Vintner’s Grove for a purchase price of $26,105,100. On March 7, 2007, a wholly owned subsidiary made a deposit of $1,305,255 per the purchase and sale agreement.

The Fund is party to a legal proceeding relating to pursuit costs associated with a transaction not consummated and included $485,000 as an estimated settlement amount in accounts payable and accrued expenses.